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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                         ------------------------------

                                 SCHEDULE TO/A
                                 (RULE 14D-100)


                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934



                      (AMENDMENT NO. 4 -- FINAL AMENDMENT)


                                   OEA, INC.
                       (Name of Subject Company (Issuer))

                                 AUTOLIV, INC.
                               AUTOLIV ASP, INC.
                             OEA MERGER CORPORATION

                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, $0.10 PAR VALUE PER SHARE

                         (INCLUDING ASSOCIATED RIGHTS)

                         (Title of Class of Securities)

                                   670826106

                     (CUSIP Number of Class of Securities)
                         ------------------------------

                                JORGEN SVENSSON
                         VICE PRESIDENT--LEGAL AFFAIRS,
                         GENERAL COUNSEL AND SECRETARY
                               WORLD TRADE CENTER
                             KLARABERGSVIADUKTEN 70
                           S-107 24 STOCKHOLM, SWEDEN
                                46(8) 587 20 600
                      (Name, Address and Telephone Number
                  of Person Authorized to Receive Notices and
                  Communications on behalf of Filing Persons)

                                    COPY TO:

                                SCOTT V. SIMPSON
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               ONE CANADA SQUARE
                          CANARY WHARF, LONDON E14 5DS
                               44 (20) 7519 7040

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*:                                       AMOUNT OF FILING FEE:
                       $219,493,280                                                    $43,899

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $0.10 per share of OEA, Inc. (the "Common Stock"), including associated rights to purchase common stock (the "Rights" and together with the Common Stock, the "Shares"), at a price per Share of $10.00 in cash. As of March 23, 2000, there were (i) 20,621,691 Shares outstanding and (ii) 1,327,637 Shares reserved for issuance for outstanding options, warrants and other rights to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50(th) of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid:        $43,899                 Filing Party:      Autoliv, Inc.,
                                                                          OEA Merger
                                                                          Corporation
Form or registration no.:      Schedule TO             Date Filed:        March 24, 2000


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/


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    This Amendment No. 4, constituting the final amendment, to the Tender Offer
Statement on Schedule TO filed initially with the Securities and Exchange Commission on March 24, 2000 relates to the third-party tender offer by OEA Merger Corporation, Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Autoliv, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the "Common Stock"), of OEA, Inc., a Delaware corporation (the "Company"), and the associated rights to purchase Common Stock (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $10.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.


ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.


    At 12:00 midnight, New York City time on Monday, May 1, 2000 the Offer expired. Based on preliminary information provided by the Depositary, approximately 19,507,906 Shares were validly tendered and not withdrawn pursuant to the Offer (including 95,632 Shares subject to guarantees of delivery), which together represent approximately 95% of the outstanding Shares. The Purchaser has accepted for payment all such Shares at the purchase price of $10.00 per Share, net to the seller in cash.


ITEM 12. EXHIBITS.

    Item 12 is amended to add the following exhibit:


    (a)(1)(L)  Press Release dated May 2, 2000.


                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       AUTOLIV, INC.

                                                       By:  /s/ JORGEN SVENSSON
                                                            -----------------------------------------
                                                            Name: Jorgen Svensson
                                                            Title: VICE PRESIDENT--LEGAL AFFAIRS,
                                                                 GENERAL COUNSEL AND SECRETARY

                                                       OEA MERGER CORPORATION

                                                       By:  /s/ JORGEN SVENSSON
                                                            -----------------------------------------
                                                            Name: Jorgen Svensson
                                                            Title: VICE PRESIDENT AND TREASURER

                                                       AUTOLIV ASP, INC.

                                                       By:  /s/ JORGEN SVENSSON
                                                            -----------------------------------------
                                                            Name: Jorgen Svensson
                                                            Title: DIRECTOR


Date: May 2, 2000


                                       3
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                                 EXHIBIT INDEX


EXHIBIT NO.          DESCRIPTION
-----------          -----------
(a)(1)(A)            Offer to Purchase dated March 24, 2000.

(a)(1)(B)            Letter of Transmittal.

(a)(1)(C)            Notice of Guaranteed Delivery.

(a)(1)(D)            Letter from the Information Agent to Brokers, Dealers,
                     Commercial Banks, Trust Companies and Nominees

(a)(1)(E)            Letter to clients for use by Brokers, Dealers, Commercial
                     Banks, Trust Companies and Nominees

(a)(1)(F)            Guidelines for Certification of Taxpayer Identification
                     Number on Substitute Form W-9.

(a)(1)(G)            Summary Advertisement as published on March 24, 2000

(a)(1)(H)            Press Release dated March 13, 2000.

(a)(1)(J)            Press Release dated April 6, 2000.

(a)(1)(K)            Press Release dated April 26, 2000.

(a)(1)(L)            Press Release dated May 2, 2000.

(b)                  Credit Agreement dated March 22, 2000 among Autoliv ASP,
                     Inc. as Borrower, Autoliv, Inc. as Guarantor, Skandinaviska
                     Enskilda Banken AB (publ) as Lender and SEB Debt Capital
                     Markets as Arranger.

(d) Amended and Restated Agreement and Plan of Merger, dated as of March 12, 2000, by and among Autoliv, Inc., OEA Merger
                     Corporation and OEA, Inc.